

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Stephen Snyder
Co-Chief Executive Officer
CareCloud, Inc.
7 Clyde Road
Somerset, NJ 08873

      Re: CareCloud, Inc.
            Registration Statement on Form S-3
            Filed April 7, 2025
            File No. 333-286431

Dear Stephen Snyder:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim at 202-551-3297 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology

cc: David Song, Esq.